Exhibit (a)(5)(J)

Stockholder Letter Release

Adverum Reminds Stockholders to Tender their Shares into the Offer by Lilly

Mails Letter to Stockholders Highlighting the Certainty of Value the Transaction Delivers to Stockholders

Compared to a Liquidation

REDWOOD CITY, Calif., December 1, 2025 — Adverum Biotechnologies, Inc. (Nasdaq: ADVM), a clinical-stage company pioneering the use of intravitreal gene therapy as a potential One And DoneTM treatment to preserve sight for life, today announced that it has mailed a letter to its stockholders in connection with its pending transaction to be acquired by Eli Lilly and Company (“Lilly”). In accordance with the merger agreement between Lilly and Adverum, on November 7, 2025 Lilly commenced a tender offer to acquire all of the outstanding shares of Adverum’s common stock for a per share price of (1) $3.56 per share in cash payable at closing plus (2) one non-transferable contingent value right (“CVR”) that entitles the holder to receive up to an additional $8.91 per CVR in cash upon the achievement of two milestones, for total potential per share consideration of up to $12.47. The tender offer is scheduled to expire one minute past 11:59 p.m., Eastern time, on December 8, 2025.

The transaction is subject to closing conditions, including the tender of a majority of the outstanding shares of Adverum’s common stock and other conditions included in the merger agreement and described in the tender offer documents that have been filed with the SEC.

The letter reiterates:

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that Adverum has issued a promissory note to Lilly (the “Promissory Note”) pursuant to which Lilly has advanced an aggregate of $40 million of up to $65 million to Adverum and is obligated to fund the additional $25 million on December 5, 2025. However, if the merger agreement with Lilly is terminated, including as a result of the minimum tender condition not being satisfied, all outstanding amounts under the Promissory Note will immediately become due and payable, and the Promissory Note includes a 5.0% prepayment premium applicable to any prepayment or acceleration of the obligations. Advances under the Promissory Note bear interest at a rate equal to the Secured Overnight Financing Rate (SOFR) plus 10.0% per annum, compounded bi-weekly, and the maturity date of the Promissory Note is January 22, 2026. Additionally, upon the termination of the merger agreement with Lilly, Adverum does not anticipate that it will have sufficient available liquidity to fund its ongoing operations or the required repayment of all outstanding amounts under the Promissory Note. If Adverum fails to repay the Promissory Note when due, Lilly will be entitled to pursue foreclosure remedies as a secured creditor under the Promissory Note, which would likely result in Adverum’s bankruptcy;

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the immediate and certain cash value the transaction delivers to Adverum stockholders through the upfront cash consideration of $3.56 per share, which the Adverum Board of Directors believes to be compelling, especially when viewed against the likelihood of an imminent liquidation and the absence of other available alternatives;

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the fact that the CVRs provide Adverum’s stockholders with an opportunity to realize additional value of up to an aggregate of $8.91 per CVR in cash to the extent that both of the milestones set forth in the CVR agreement are achieved within the time periods and subject to the conditions described therein; and

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the Adverum Board of Directors’ belief, after considering the various alternatives available to Adverum, including remaining a standalone company, and taking into account the review of strategic alternatives undertaken by the Adverum Board of Directors with the assistance of outside financial and legal advisors over the course of eighteen months, which did not yield any acquisition proposals other than Lilly’s, that the proposed transaction with Lilly represents the best alternative available to Adverum and its stockholders.

The full text of the letter follows:

December 1, 2025

Dear Fellow Adverum Stockholders,

We are reaching out to encourage you to accept the offer by Flying Tigers Acquisition Corporation (“Purchaser”), a direct wholly-owned subsidiary of Eli Lilly and Company (“Lilly”) to purchase your Adverum shares by tendering your Adverum shares pursuant to the offer prior to the offer’s expiration time at one minute past 11:59 p.m., Eastern time, on December 8, 2025.

As set out in Adverum’s Solicitation/Recommendation Statement on Schedule 14D-9, the transaction is subject to closing conditions, including the tender of a majority of the outstanding shares of Adverum’s common stock. In conjunction with the transaction, Adverum entered into a Promissory Note (the “Promissory Note”) with Lilly. The Promissory Note is secured by a first-priority lien on substantially all of Adverum’s assets, including all of its intellectual property rights, and enables Adverum to receive a loan of up to $65 million from Lilly to support ongoing Ixo-vec clinical trials and registrational development activities prior to the anticipated closing of the transaction. Advances under the Promissory Note bear interest at a rate equal to the Secured Overnight Financing Rate (SOFR) plus 10.0% per annum, compounded bi-weekly, and the maturity date of the Promissory Note is January 22, 2026. In addition, the Promissory Note includes a 5.0% prepayment premium applicable to any prepayment or acceleration of the obligations under the Promissory Note. Lilly has already advanced Adverum $40 million, and is obligated to fund the additional $25 million on December 5, 2025. However, the Promissory Note will immediately become due if the merger agreement with Lilly is terminated, including as a result of the minimum tender condition not being satisfied. Absent funds provided by Lilly under the Promissory Note, Adverum’s remaining cash and cash equivalents were expected to finance only its October 2025 operations and wind down activities.

To be clear, if the minimum tender condition is not satisfied and the merger agreement with Lilly is terminated, Adverum will not have sufficient liquidity to fund its ongoing operations or the required repayment of all outstanding amounts under the Promissory Note. If Adverum fails to repay the Promissory Note when due, Lilly will be entitled to pursue foreclosure remedies as a secured creditor under the Promissory Note, which would likely result in Adverum’s bankruptcy.

In evaluating the transaction with Lilly, the Adverum Board of Directors considered, among other things, the fact that:

(i)

the upfront consideration of $3.56 per share is all cash, which will provide Adverum’s stockholders with immediate liquidity and certainty of value for their Adverum shares while effectively eliminating both the near- and long-term risks of operating Adverum on a standalone basis, including the likelihood that Adverum would need to pursue an orderly liquidation in the near-term given its available liquidity and near-term cash requirements. The Adverum Board of Directors believes this certainty of value is compelling, especially when viewed against the likelihood of an imminent liquidation;

(ii)

the CVRs provide Adverum’s stockholders with an opportunity to realize additional value of up to an aggregate of $8.91 per CVR in cash to the extent that both of the milestones set forth in the CVR agreement are achieved within the time periods and subject to the conditions described therein; and

(iii)

it had undertaken a review of strategic alternatives, with the assistance of outside financial and legal advisors, over the course of 18 months, which did not yield any acquisition proposals other than Lilly’s, and the proposed transaction with and offer from Lilly represents the best alternative available to Adverum and Adverum’s stockholders.

YOUR TENDER MATTERS: TAKE ACTION AND TENDER TODAY

We strongly encourage you to accept the offer by Lilly to purchase your Adverum shares by tendering your Adverum shares pursuant to the offer prior to the offer’s expiration time at one minute past 11:59 p.m., Eastern time, on December 8, 2025.

Regardless of how many shares you own, your tender matters. If you need further information or instructions on how to tender your shares, you may call Georgeson LLC, the information agent for the offer, toll free at (888) 446-9207 or (862) 243-7027 outside the U.S. and Canada, or via email at Adverumoffer@georgeson.com.

Thank you for your continued support.

Sincerely,

The Adverum Board of Directors

About Adverum Biotechnologies

Adverum Biotechnologies (NASDAQ: ADVM) is a clinical-stage company that aims to establish gene therapy as a new standard of care for highly prevalent ocular diseases with the aspiration of developing functional cures to restore vision and prevent blindness. Leveraging the capabilities of its proprietary intravitreal platform, Adverum is developing durable, single-administration therapies, designed to be delivered in physicians’ offices, to eliminate the need for frequent ocular injections to treat these diseases. Adverum is evaluating its novel gene therapy candidate, ixoberogene soroparvovec (Ixo-vec, formerly referred to as ADVM-022), as a one-time, IVT injection for patients with neovascular or wet age-related macular degeneration. Additionally, by overcoming the challenges associated with current treatment paradigms for debilitating ocular diseases, Adverum aspires to transform the standard of care, preserve vision, and create a profound societal impact around the globe.

Forward-looking Statements

This communication contains forward-looking statements regarding Lilly’s proposed acquisition of Adverum, regarding prospective benefits of the proposed acquisition, regarding potential contingent consideration amounts and terms, regarding the anticipated occurrence, manner and timing of the closing of the proposed acquisition, regarding Adverum’s cash runway and prospects, and regarding the potential availability of financing under the Promissory Note to Adverum. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including with respect to consummating the proposed acquisition and any competing offers or acquisition proposals for Adverum, drug research, development and commercialization, Adverum’s prospects, uncertainties as to how many of Adverum’s stockholders will tender their stock in the tender offer, the effects of the proposed acquisition on Adverum’s stock price, relationships with key third parties or governmental entities, regulatory changes and developments, the impact of global macroeconomic conditions, including trade and other global disputes and interruptions, including related to tariffs, trade protection measures, and similar restrictions, transaction costs, risks that the proposed acquisition disrupts current plans and operations or adversely affects employee retention, potentially diverting management’s attention from Adverum’s ongoing business operations, changes in Adverum’s business during the period between announcement and closing of the proposed acquisition, and any legal proceedings that may be instituted related to the proposed acquisition. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that the proposed acquisition will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed acquisition or provide Adverum financing under the Promissory Note will be met, that any event, change or other circumstance that could give rise to the termination of the merger agreement or the Promissory Note will not occur, that Lilly will realize the expected benefits of the proposed acquisition, that product candidates will be approved on anticipated timelines or at all, that any products, if approved, will be commercially successful, that all or any of the contingent consideration will become payable on the terms described herein or at all, that Lilly’s financial results will be consistent with its expected 2025 guidance or that Lilly can reliably predict the impact of the proposed acquisition on its financial results or financial guidance. For further discussion of these and other risks and uncertainties, see Lilly’s and Adverum’s most recent Form 10-K and Form 10-Q filings with the U.S. Securities and Exchange Commission (SEC). Except as required by law, neither Lilly nor Adverum undertakes any duty to update forward-looking statements to reflect events after the date of this filing.

Additional Information about the Acquisition and Where to Find It

This communication is for informational purposes only, is not an offer to purchase or a solicitation of an offer to sell any securities, and is not a substitute for the Offer to Purchase, dated as of November 7, 2025, and the related Letter of Transmittal that Lilly and Purchaser filed in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) with the SEC on November 7, 2025. Adverum filed the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Solicitation/Recommendation Statement”) with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF ADVERUM ARE URGED TO READ THESE DOCUMENTS CAREFULLY (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND

STOCKHOLDERS OF ADVERUM SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, is available to all stockholders of Adverum at no expense to them at Adverum’s website at investors.adverum.com and has been mailed to the stockholders of Adverum free of charge. The information contained in, or that can be accessed through, Adverum’s website is not a part of, or incorporated by reference herein. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, is also available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Lilly and Adverum file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Lilly and Adverum with the SEC for free on the SEC’s website at www.sec.gov.

Corporate & Investor Inquiries:

Adverum Investor Relations

Email: ir@adverum.com

Media:

Jason Awe, Ph.D.

Executive Director, Corporate Communications

Email: jawe@adverum.com